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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                         EQUITY OFFICE PROPERTIES TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294741103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3556
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   April 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 294741103               13D/A                      Page 2 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SZRT, L.L.C.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            1,802,413 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     1,802,413 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,802,413 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.4% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 1,775,065 common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust (the "Issuer") that are issuable upon redemption of Operating Partnership Units ("OP Units") of EOP Operating Limited Partnership ("EOP Partnership"), a Delaware limited partnership in which the Issuer is the sole general partner and a limited partner. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Samuel Zell is the sole trustee and sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 3 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samuel Zell
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

PF, OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          4,636,070 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            4,636,070 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,636,070 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

1.1% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

(1) Includes (i) 2,691,666 Common Shares issuable to Samuel Zell upon exercise of stock options that currently are exercisable or will become exercisable within 60 days after the date hereof, (ii) 29,175 Common Shares held in accounts maintained by the trustees of the Issuer's employee retirement plans for the benefit of Samuel Zell, and (iii) 1,787,379 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 4 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/Alpha, L.L.C.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            2,248,757 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     2,248,757 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,248,757 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.5% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 1,990,579 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 5 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI Holdings, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            1,932,540 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     1,932,540 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,932,540 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.5% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 1,919,706 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 6 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGIL Investments, Inc.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            1,932,586 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     1,932,586 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,932,586 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.5% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 1,919,749 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                     Page 7 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/ZFT, L.L.C.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            7,249,871 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     7,249,871 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

7,249,871 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

1.7% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 6,010,399 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 8 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/ZGPI, L.L.C.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5,321 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5,321 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5,321 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 5,321 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 9 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            13,369,073 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     13,369,073 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

13,369,073 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

3.1% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 11,845,754 Common Shares that are issuable upon redemption of OP Units.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                      Page 10 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

RSB Properties Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            12,314 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     12,314 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12,314 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Includes 12,314 Common Shares that are issuable upon redemption of OP Units. Samuel Zell is the trustee of RSB Properties Trust, and, accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all OP Units held by RSB Properties Trust.

(2) Calculated based on 409,798,304 Common Shares outstanding as of March 13, 2003, as set forth in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002, and assuming the exchange of such Reporting Person's OP Units (as defined herein) for Common Shares and the exercise of options to purchase Common Shares, if applicable.

CUSIP No. 294741103               13D/A                     Page 11 of 12 Pages

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Equity Office Properties Trust (the "Issuer"). This Amendment No. 3 amends the Schedule 13D filed on January 24, 2000, as amended from time to time, by the group of Reporting Persons comprised of Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C., Samstock/ZGPI, L.L.C., EGI Holdings, Inc., EGIL Investments, Inc., Chai Trust Company, L.L.C., RSB Properties Trust, and Samuel Zell. On April 1, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding, and, accordingly, this Amendment No. 3 is an exit filing.

Only those items that are being amended are reported herein. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D, as amended to date.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) and (b). Samuel Zell has the sole power to vote and to direct the vote and the sole power to dispose and to direct the disposition of 4,636,070 shares of Common Stock (assuming the exercise of 1,787,379 OP Units and options to purchase 2,691,666 shares of Common Stock), representing approximately 1.1% of the shares of Common Stock issued and outstanding.

Chai Trust Company, L.L.C. shares with each of the following Reporting Persons the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of shares of Common Stock and OP Units as follows:


Shared Power with respect     Common           OP
to such Reporting Person      Shares           Units          Options   %Owned
--------------------------------------------------------------------------------
Samstock/Alpha, L.L.C.        258,178          1,990,579      0         0.5%
--------------------------------------------------------------------------------
EGI Holdings, Inc.            12,834           1,919,706      0         0.5%
--------------------------------------------------------------------------------
Samstock/ZFT, L.L.C.          1,239,472        6,010,399      0         1.7%
--------------------------------------------------------------------------------
Samstock/ZGPI, L.L.C.         0                5,321          0       < 0.1%
--------------------------------------------------------------------------------
EGIL Investments, Inc.        12,837           1,919,749      0         0.5%
--------------------------------------------------------------------------------

To the best knowledge of the Reporting Person, there are 409,798,304 shares of Common Stock issued and outstanding as of the date hereof based upon the Issuer's Annual Report on Form 10-K for the period ended December 31, 2002. Based upon such number, the 1,680,346 shares of Common Stock, 2,691,666 options to purchase Common Stock and 13,633,133 OP Units beneficially owned by the Reporting Persons, collectively, represent approximately 4.2% of the shares of Common Stock issued and outstanding, including the OP Units and options to purchase Common Stock on a fully converted and exercised basis.

(c) On March 1, 2003, Samuel Zell received from the Issuer a grant of options to purchase 348,960 shares of Common Stock in consideration for his services as the Chairman of the Board of Trustees of the Issuer. On March 13, 2003, Samuel Zell received from the Issuer 100,500 shares of restricted Common Stock, which Common Stock will vest over a five-year period, in consideration for his services as an officer of the Issuer. Other than the foregoing, during the last 60 days, there have been no transactions in the Common Stock effected by any of the Reporting Persons.

(e) On April 1, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

The remaining subsections of Item 5 and the other Items of Schedule 13D filed by the Reporting Persons on January 24, 2000, as amended from time to time, remain unchanged.

CUSIP No. 294741103               13D/A                     Page 12 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 4, 2003


Samstock/SZRT, L.L.C.
Samstock/Alpha, L.L.C.
Samstock/ZGPI, L.L.C.
EGI Holdings, Inc.

By: /s/ Donald J. Liebentritt
   --------------------------------------------------
    Donald J. Liebentritt, as Vice President of each
    of the above entities


Chai Trust Company, L.L.C.

By: /s/ Donald J. Liebentritt
   --------------------------------------------------
    Donald J. Liebentritt, President


    /s/ Samuel Zell
   --------------------------------------------------

RSB Properties Trust

By: /s/ Samuel Zell
   --------------------------------------------------
    Samuel Zell, not individually but solely as Trustee

EGIL Investments, Inc.

By: /s/ Mark Slezak
   --------------------------------------------------
    Mark Slezak, Vice President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)